                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2021/07/07: Important Resolutions from UMC’s 2021 Annual General Meeting

99.2                 Announcement on 2021/07/07: The Company’s Re-election of directors at 2021 Annual General Meeting

99.3                 Announcement on 2021/07/07: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.4                 Announcement on 2021/07/07: UMC announces newly appoint members of the 5th term of Audit Committee

99.5                 Announcement on 2021/07/07: UMC announces board resolution to appoint members of the 5th term of Remuneration Committee

99.6                 Announcement on 2021/07/07: UMC announces board resolution to appoint members of the 3rd term of Nominating Committee

99.7                 Announcement on 2021/07/07: The Board of Directors resolved to adjust cash dividend ratio

99.8                 Announcement on 2021/07/07: The Company announced the record date for cash dividend

Exhibit 99.1

Important Resolutions from UMC’s 2021 Annual General Meeting

1. Date of the shareholders meeting: 2021/07/07

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2020 earnings distribution

The 2020 cash distribution to stockholders totaled NT$19,876 million

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 8,640,519,475 votes; 87.63% of the total represented at the time of voting.

Votes against: 21,647,132 votes; 0.22% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,198,548,791 votes; 12.15% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

Approved the Company's 2020 business report and financial statements

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 8,608,900,181 votes; 87.31% of the total represented at the time of voting.

Votes against: 6,322,340 votes; 0.06% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,245,492,877 votes; 12.63% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors:

Elect the Company’s 15th term of directors

Stan Hung, 11,235,991,719 votes

Wenyi Chu, 7,203,502,548 votes

Lih J. Chen, 7,271,694,027 votes

Jyuo-Min Shyu, 7,161,088,276 votes

Kuang Si Shiu, 7,102,407,544 votes

Wen-Hsin Hsu, 7,085,674,705 votes

Ting-Yu Lin, 6,820,074,524 votes

SC Chien, Representative of Hsun Chieh Investment Co., Ltd., 6,798,435,461 votes

Jason Wang, Representative of Silicon Integrated Systems Corp., 6,588,559,634 votes

6. Important resolutions (5) Any other proposals:

1)Approved the issuance plan of private placement for common shares, DRs, or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds). The amount of shares is proposed to be no more than 10% of total common shares issued plus the total common shares represented by the above equity-type securities which are fully issued.

9,860,715,398 shares were represented at the time of voting

(including 7,335,894,913 shares voted via electronic transmission)

Votes for: 6,349,133,156 votes; 64.39% of the total represented at the time of voting.

Votes against: 2,272,913,864 votes; 23.05% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,238,668,378 votes; 12.56% of the total represented at the time of voting.

7. Any other matters that need to be specified: None

Exhibit 99.2

The Company’s Re-election of directors at 2021 Annual General Meeting

1. Date of occurrence of the change: 2021/07/07

2. Elected or changed position (Please enter institutional director, institutional supervisor, independent director, natural-person director or natural-person supervisor):

juristic-person director, independent director, natural-person director

3. Title, name and resume of the previous position holder:

Stan Hung, Chairman & CSO, UMC

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Ting-Yu Lin, Chairman, Sunrox International Inc., Director, Unimicron Technology Corp.

Hsun Chieh Investment Co., Ltd. Representative：SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative：Jason Wang, President, UMC

4. Title, name and resume of the new position holder:

Stan Hung, Chairman & CSO, UMC

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

Ting-Yu Lin, Chairman, Sunrox International Inc., Director, Unimicron Technology Corp.

Hsun Chieh Investment Co., Ltd. Representative：SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative：Jason Wang, President, UMC

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

6. Reason for the change: Re-election

7. Number of shares held by the new position holder when elected:

Stan Hung: 49,301,452 shares

Wenyi Chu: 0 shares

Lih J. Chen: 0 shares

Jyuo-Min Shyu: 0 shares

Kuang Si Shiu: 0 shares

Wen-Hsin Hsu: 0 shares

Ting-Yu Lin: 12,547,222 shares

Hsun Chieh Investment Co., Ltd. Representative SC Chien: 441,371,000 shares

Silicon Integrated Systems Corp. Representative Jason Wang: 285,380,424 shares

8. Original term (from __________ to __________): 2018/06/12~2021/06/11

9. Effective date of the new appointment: 2021/07/07

10. Turnover rate of directors of the same term: Not Applicable

11. Turnover rate of independent directors of the same term: Not Applicable

12. Turnover rate of supervisors of the same term: Not Applicable

13. Change in one-third or more of directors (Please enter “Yes” or “No”): No

14. Any other matters that need to be specified: None

Exhibit 99.3

Stan Hung is elected as Chairman unanimously by the Board of Directors

1. Date of the board of directors’ resolution or date of occurrence of the change: 2021/07/07

2. Position (Please enter chairperson or president/general manager): chairperson

3. Name and resume of the previous position holder:

Stan Hung, Chairman & CSO, UMC

4. Name and resume of the new position holder:

Stan Hung, Chairman & CSO, UMC

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “job relocation”, “severance”, “retirement”, “death” or “new appointment”): term expired

6. Reason for the change: Re-election of the directors at 2021 AGM

7. Effective date of the new appointment: 2021/07/07

8. Any other matters that need to be specified: None

Exhibit 99.4

UMC announces newly appoint members of the 5th term of Audit Committee

1. Date of occurrence of the change: 2021/07/07

2. Name of the functional committees: Audit Committee

3. Name and resume of the previous position holder:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

4. Name and resume of the new position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

6. Reason for the change: Re-election

7. Original term (from __________ to __________): 2018/06/12~2021/06/11

8. Effective date of the new member: 2021/07/07

9. Any other matters that need to be specified: None

Exhibit 99.5

UMC announces board resolution to appoint members of the 5th term of Remuneration Committee

1. Date of occurrence of the change: 2021/07/07

2. Name of the functional committees: Remuneration Committee

3. Name and resume of the previous position holder:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

4. Name and resume of the new position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

6. Reason for the change: Re-election

7. Original term (from __________ to __________): 2018/06/12~2021/06/11

8. Effective date of the new member: 2021/07/07

9. Any other matters that need to be specified: None

Exhibit 99.6

UMC announces board resolution to appoint members of the 3rd term of Nominating Committee

1. Date of occurrence of the change: 2021/07/07

2. Name of the functional committees: Nominating Committee

3. Name and resume of the previous position holder:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

4. Name and resume of the new position holder:

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Emeritus Professor, National Tsing Hua University, Indepedent Director, Qisda Corporation

Kuang Si Shiu, Independent Director, Yuanta Financial Holdings Co., Ltd., Independent Director, Yuanta Commercial Bank Co., Ltd.

Wen-Hsin Hsu, Professor, Department of Accounting, National Taiwan University, Independent Director, Unitech Printed Circuit Board Corp.

5. Circumstances of change (Please enter “resignation”, “dismissal”, “term expired”, “death” or “new appointment”): term expired

6. Reason for the change: Re-election

7. Original term (from __________ to __________): 2018/06/12~2021/06/11

8. Effective date of the new member: 2021/07/07

9. Any other matters that need to be specified: None

Exhibit 99.7

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders meeting: 2021/07/07

2. Type and monetary amount of original dividend distribution:

Cash dividend NTD$19,875,842,389, each common share is entitled to receive NTD$1.60

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NTD$19,875,842,389, each common share is entitled to receive NTD$1.59988820

4. Reason for the change:

Due to the cancellation and issuance of RSA, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.8

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2021/07/07

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NTD$19,875,842,389, each common share is entitled to receive NTD$1.59988820

4. Ex-rights (ex-dividend) trading date: 2021/07/22

5. Last date before book closure: 2021/07/25

6. Book closure starting date: 2021/07/26

7. Book closure ending date: 2021/07/30

8. Ex-rights (ex-dividend) record date: 2021/07/30

9. Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2021/08/13